Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2024 RESULTS
More Canadians continue to choose Rogers Wireless and Internet than any other carrier in Canada
•Rogers' combined mobile phone and Internet net additions of 188,000 in Q2 and 275,000 for the year to date
•Q2 postpaid mobile phone net additions of 112,000; prepaid net additions of 50,000; retail Internet net additions of 26,000
•Rogers has added industry-best 1.7 million mobile phone and Internet net additions over the past 10 quarters

Continued disciplined loading, strong execution, efficiency gains, and industry-leading financial performance
•Wireless service revenue up 4% and adjusted EBITDA up 6%; margin of 65%; blended ARPU up 1%
•Cable revenue down 2%; adjusted EBITDA up 9%; margin of 57%
•Leverage steady at 4.7 despite Q2 investment in Canada of $1 billion in capital expenditures and $475 million payment for spectrum licences to federal government in the first half ($380 million in Q2); targeting 4.2 leverage by year-end

Company reaffirms 2024 outlook
•Total service revenue growth of 8% to 10%; adjusted EBITDA growth of 12% to 15%; capital expenditures of $3.8 billion to $4.0 billion; and free cash flow of $2.9 billion to $3.1 billion

TORONTO (July 24, 2024) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the second quarter ended June 30, 2024.

"We continued to deliver industry-leading financial results in the second quarter and attract more Canadians than any other carrier," said Tony Staffieri, President and CEO. "With the backdrop of a growing market and healthy competition, we delivered growth with record Wireless and Cable margins. We are on track to deliver our 2024 plan and I am proud of our team for continuing to out-execute our peers."

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended June 30			Six months ended June 30
	2024	2023	% Chg	2024	2023	% Chg

Total revenue	5,093	5,046	1	9,994	8,881	13
Total service revenue	4,599	4,534	1	8,956	7,848	14
Adjusted EBITDA [1]	2,325	2,190	6	4,539	3,841	18
Net income	394	109	n/m	650	620	5
Adjusted net income [1]	623	544	15	1,163	1,097	6

Diluted earnings per share	$0.73	$0.20	n/m	$1.20	$1.19	1
Adjusted diluted earnings per share [1]	$1.16	$1.02	14	$2.16	$2.11	2

Cash provided by operating activities	1,472	1,635	(10)	2,652	2,088	27
Free cash flow [1]	666	476	40	1,252	846	48
n/m - not meaningful
1    Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q2 2024 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	Second Quarter 2024

Strategic Highlights
The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Started to deploy 3800 MHz spectrum licences, further expanding our 5G capabilities.
•Expanding 5G coverage to the remaining tunnels of Toronto's subway system.
•Announced the CableLabs North collaboration with CableLabs, a new research and development facility in Calgary.

Deliver easy to use, reliable products and services
•Signed landmark deals with Warner Bros. Discovery and NBCUniversal to acquire the most-watched lifestyle and entertainment content.
•Expanded our Self Protect service to customers across Western Canada.
•Launched Disney+ for eligible Ignite TV customers at no additional cost.

Be the first choice for Canadians
•Led the industry with 162,000 mobile phone net additions. In the last 10 quarters, we have added 1.7 million total mobile phone and Internet net additions.
•Announced a milestone agreement with Amazon to broadcast Monday night NHL hockey on Prime Video.
•Announced a ten-year agreement with Comcast to bring their world-class Xfinity products and technology to Canadians.

Be a strong national company investing in Canada
•Invested $1 billion in capital expenditures, the majority in our wireless and wireline networks.
•Released our 2023 economic impact assessment showing Rogers supported 92,000 jobs and contributed $14 billion to GDP.
•Completed the final phase of the Rogers Centre renovations.

Be the growth leader in our industry
•Grew total service revenue by 1% and adjusted EBITDA by 6%.
•Reported industry-leading growth in our Wireless operations.
•Generated free cash flow of $666 million, up 40%, and cash flow from operating activities of $1,472 million.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue each increased by 1% this quarter, driven by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 4% this quarter, primarily as a result of the cumulative impact of growth in our mobile phone subscriber base over the past year. Wireless equipment revenue decreased by 5%, primarily as a result of fewer device upgrades by existing customers.

Total Cable revenue and Cable service revenue decreased by 2% and 3%, respectively, this quarter as a result of continued competitive promotional activity and declines in our Home Phone and Satellite subscriber bases.

Media revenue increased by 7% this quarter as a result of higher sports-related revenue, primarily at the Toronto Blue Jays, partially offset by lower Today's Shopping Choice revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 6% this quarter, and our adjusted EBITDA margin increased by 230 basis points, as a result of full realization of our synergy program associated with the Shaw Transaction over the course of the 12 months following its closing in addition to ongoing cost efficiencies.

Wireless adjusted EBITDA increased by 6%, primarily due to the flow-through impact of higher revenue as discussed above in conjunction with lower costs. This gave rise to an adjusted EBITDA margin of 65.2%.

Rogers Communications Inc.	2	Second Quarter 2024

Cable adjusted EBITDA increased by 9% due to the aforementioned synergy program and ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 56.8%.

Media adjusted EBITDA decreased by $4 million this quarter, primarily due to higher Toronto Blue Jays expenses, including players payroll and game day-related costs.

Net income and adjusted net income
Net income increased by $285 million, or 261%, and adjusted net income increased by 15% this quarter, primarily as a result of higher adjusted EBITDA, partially offset by higher income tax expense. Net income was also higher due to lower restructuring, acquisition and other costs this year relative to the significant Shaw Transaction closing-related fees incurred in the second quarter of 2023.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,472 million (2023 - $1,635 million). The decrease is primarily a result of a greater investment in net operating assets and liabilities, partially offset by higher adjusted EBITDA. We generated free cash flow of $666 million (2023 - $476 million), up 40% as a result of higher adjusted EBITDA, lower capital expenditures, and lower interest on long-term debt.

As at June 30, 2024, we had $4.3 billion of available liquidity2 (December 31, 2023 - $5.9 billion), consisting of $0.45 billion in cash and cash equivalents and $3.85 billion available under our bank and other credit facilities.

Our debt leverage ratio2 as at June 30, 2024 was 4.7 (December 31, 2023 - 5.0, or 4.7 on an as adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and Shaw as if the Shaw Transaction had closed on January 1, 2023).

We also returned $266 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 23, 2024.

2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" in our Q2 2024 MD&A for more information about these measures, available at www.sedarplus.ca. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q2 2024 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	3	Second Quarter 2024

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2024, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our Second Quarter 2024 Interim Condensed Consolidated Financial Statements (Second Quarter 2024 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Second Quarter 2024 MD&A; our 2023 Annual MD&A; our 2023 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2023 Annual MD&A. References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at July 23, 2024 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2024, the first quarter refers to the three months ended March 31, 2024, and year to date refers to the six months ended June 30, 2024, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2023 or as at December 31, 2023, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2024 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	4	Second Quarter 2024

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Wireless	2,466	2,424	2		4,994	4,770	5
Cable	1,964	2,013	(2)		3,923	3,030	29
Media	736	686	7		1,215	1,191	2
Corporate items and intercompany eliminations	(73)	(77)	(5)		(138)	(110)	25
Revenue	5,093	5,046	1		9,994	8,881	13
Total service revenue [1]	4,599	4,534	1		8,956	7,848	14

Adjusted EBITDA
Wireless	1,296	1,222	6		2,580	2,401	7
Cable	1,116	1,026	9		2,216	1,583	40
Media	—	4	(100)		(103)	(34)	n/m
Corporate items and intercompany eliminations	(87)	(62)	40		(154)	(109)	41
Adjusted EBITDA	2,325	2,190	6		4,539	3,841	18
Adjusted EBITDA margin [2]	45.7%	43.4%	2.3	pts	45.4%	43.2%	2.2	pts

Net income	394	109	n/m		650	620	5
Basic earnings per share	$0.74	$0.21	n/m		$1.22	$1.20	2
Diluted earnings per share	$0.73	$0.20	n/m		$1.20	$1.19	1

Adjusted net income [2]	623	544	15		1,163	1,097	6
Adjusted basic earnings per share [2]	$1.17	$1.03	14		$2.19	$2.12	3
Adjusted diluted earnings per share	$1.16	$1.02	14		$2.16	$2.11	2

Capital expenditures	999	1,079	(7)		2,057	1,971	4
Cash provided by operating activities	1,472	1,635	(10)		2,652	2,088	27
Free cash flow	666	476	40		1,252	846	48
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q2 2024 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	5	Second Quarter 2024

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	1,988	1,920	4		3,984	3,756	6
Equipment revenue	478	504	(5)		1,010	1,014	—
Revenue	2,466	2,424	2		4,994	4,770	5

Operating costs
Cost of equipment	492	501	(2)		1,031	1,009	2
Other operating costs	678	701	(3)		1,383	1,360	2
Operating costs	1,170	1,202	(3)		2,414	2,369	2

Adjusted EBITDA	1,296	1,222	6		2,580	2,401	7

Adjusted EBITDA margin [1]	65.2%	63.6%	1.6	pts	64.8%	63.9%	0.9	pts
Capital expenditures	396	458	(14)		800	910	(12)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2024	2023	Chg		2024	2023	Chg

Postpaid mobile phone [2]
Gross additions	451	430	21		894	748	146
Net additions	112	170	(58)		210	265	(55)
Total postpaid mobile phone subscribers [3]	10,598	10,107	491		10,598	10,107	491
Churn (monthly)	1.07%	0.87%	0.20	pts	1.09%	0.83%	0.26	pts
Prepaid mobile phone [4]
Gross additions	148	231	(83)		232	448	(216)
Net additions (losses)	50	(5)	55		13	(13)	26
Total prepaid mobile phone subscribers [3]	1,068	1,242	(174)		1,068	1,242	(174)
Churn (monthly)	3.20%	6.33%	(3.13	pts)	3.55%	6.14%	(2.59	pts)
Mobile phone ARPU (monthly) [5]	$57.24	$56.79	$0.45		$57.64	$57.17	$0.47
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    Effective January 1, 2024, and on a prospective basis, we adjusted our postpaid mobile phone subscriber base to remove 110,000 Cityfone subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our postpaid mobile phone business.
3    As at end of period.
4    Effective January 1, 2024, and on a prospective basis, we adjusted our prepaid mobile phone subscriber base to remove 56,000 Fido prepaid subscribers as we stopped selling new plans for this service as of that date. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our prepaid mobile phone business.
5    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 4% increase in service revenue this quarter and 6% increase year to date were primarily a result of the cumulative impact of growth in our mobile phone subscriber base over the past year. The year to date increase was also affected by the impact of the Shaw Mobile subscribers acquired through the Shaw Transaction in April 2023.

The increases in mobile phone ARPU this quarter and year to date were primarily associated with the changes in subscribers. We continue to see robust growth in net additions on our premium Rogers brand.

The continued significant postpaid gross and net additions this quarter and year to date were a result of sales execution in a growing Canadian market.

Rogers Communications Inc.	6	Second Quarter 2024

Equipment revenue
The 5% decrease in equipment revenue this quarter and marginal decrease year to date were primarily as a result of:
•fewer device upgrades by existing customers; partially offset by
•an increase in new subscribers purchasing devices; and
•a continued shift in the product mix towards higher-value devices.

Operating costs
Cost of equipment
The 2% decrease in the cost of equipment this quarter and 2% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 3% decrease in other operating costs this quarter was primarily a result of:
•lower costs associated with productivity and efficiency initiatives; partially offset by
•higher costs associated with our expanded network.

The 2% increase year to date was impacted by higher costs associated with our expanded network.

Adjusted EBITDA
The 6% increase in adjusted EBITDA this quarter and 7% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	Second Quarter 2024

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue
Service revenue	1,948	2,005	(3)		3,895	3,011	29
Equipment revenue	16	8	100		28	19	47
Revenue	1,964	2,013	(2)		3,923	3,030	29

Operating costs	848	987	(14)		1,707	1,447	18

Adjusted EBITDA	1,116	1,026	9		2,216	1,583	40

Adjusted EBITDA margin	56.8%	51.0%	5.8	pts	56.5%	52.2%	4.3	pts
Capital expenditures	509	538	(5)		989	857	15

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2024	2023	Chg		2024	2023	Chg

Homes passed [2]	10,061	9,815	246		10,061	9,815	246
Customer relationships
Net additions	13	5	8		20	6	14
Total customer relationships [2]	4,656	4,787	(131)		4,656	4,787	(131)
ARPA (monthly) [3]	$139.62	$139.68	($0.06)		$139.87	$142.18	($2.31)

Penetration [2]	46.3%	48.8%	(2.5	pts)	46.3%	48.8%	(2.5	pts)

Retail Internet
Net additions	26	25	1		52	39	13
Total retail Internet subscribers [2]	4,214	4,284	(70)		4,214	4,284	(70)
Video
Net (losses) additions	(33)	12	(45)		(60)	4	(64)
Total Video subscribers [2]	2,691	2,732	(41)		2,691	2,732	(41)
Home Monitoring
Net additions (losses)	13	(4)	17		12	(9)	21
Total Home Monitoring subscribers [2]	101	92	9		101	92	9
Home Phone
Net losses	(31)	(29)	(2)		(66)	(42)	(24)
Total Home Phone subscribers [2]	1,563	1,684	(121)		1,563	1,684	(121)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 3% decrease in service revenue this quarter was a result of:
•continued competitive promotional activity; and
•declines in our Home Phone and Satellite subscriber bases.

The 29% increase in service revenue year to date was primarily a result of the completion of the Shaw Transaction in April 2023, which contributed an incremental approximately $1 billion in the first quarter, partially offset by the factors discussed above.

The lower ARPA this year was primarily a result of competitive promotional activity.

Rogers Communications Inc.	8	Second Quarter 2024

Operating costs
The 14% decrease in operating costs this quarter and 18% increase year to date were a result of the full realization of our synergy targets associated with the Shaw Transaction over the course of the year following closing, and ongoing cost efficiency initiatives. The year to date increase was also impacted by the completion of the Shaw Transaction in April 2023.

Adjusted EBITDA
The 9% increase in adjusted EBITDA this quarter and 40% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	9	Second Quarter 2024

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2024	2023	% Chg		2024	2023	% Chg

Revenue	736	686	7		1,215	1,191	2
Operating costs	736	682	8		1,318	1,225	8

Adjusted EBITDA	—	4	(100)		(103)	(34)	n/m

Adjusted EBITDA margin	—%	0.6%	(0.6	pts)	(8.5)%	(2.9)%	(5.6	pts)
Capital expenditures	48	43	12		168	104	62

Revenue
The 7% increase in revenue this quarter and 2% increase year to date were a result of:
•higher sports-related revenue, primarily at the Toronto Blue Jays; partially offset by
•lower Today's Shopping Choice revenue.

Operating costs
The 8% increases in operating costs this quarter and year to date were a result of:
•higher Toronto Blue Jays expenses, including players payroll and game day-related costs; partially offset by
•lower Today's Shopping Choice costs in line with lower revenue.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2024

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2024	2023	% Chg		2024	2023	% Chg

Wireless	396	458	(14)		800	910	(12)
Cable	509	538	(5)		989	857	15
Media	48	43	12		168	104	62
Corporate	46	40	15		100	100	—

Capital expenditures [1]	999	1,079	(7)		2,057	1,971	4

Capital intensity [2]	19.6%	21.4%	(1.8	pts)	20.6%	22.2%	(1.6	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2024 MD&A for more information about this measure, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we once again plan to spend more on our wireless and wireline networks this year than we have in the past several years. We continue to roll out our 5G network (the largest 5G network in Canada as at June 30, 2024) across the country, as we work toward our commitment to expand coverage across Western Canada. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decreases in capital expenditures in Wireless this quarter and year to date were due to the timing of investments. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decrease in capital expenditures in Cable this quarter was due to timing of investments. The increase in capital expenditures year to date reflect our acquisition of Shaw. We continue to make investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increases in capital expenditures in Media this quarter and year to date were primarily a result of higher Toronto Blue Jays stadium infrastructure-related expenditures associated with the second phase of the Rogers Centre modernization project.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2024

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,325	2,190	6	4,539	3,841	18
Deduct (add):
Depreciation and amortization	1,136	1,158	(2)	2,285	1,789	28
Restructuring, acquisition and other	90	331	(73)	232	386	(40)
Finance costs	576	583	(1)	1,156	879	32
Other (income) expense	(5)	(18)	(72)	3	(45)	n/m
Income tax expense	134	27	n/m	213	212	—

Net income	394	109	n/m	650	620	5

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Depreciation of property, plant and equipment	902	911	(1)	1,808	1,468	23
Depreciation of right-of-use assets	97	104	(7)	207	172	20
Amortization	137	143	(4)	270	149	81

Total depreciation and amortization	1,136	1,158	(2)	2,285	1,789	28

The year to date increase in depreciation and amortization was primarily a result of the assets acquired through the Shaw Transaction.

Restructuring, acquisition and other

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2024	2023	2024	2023

Restructuring and other	66	143	178	165
Shaw Transaction-related costs	24	188	54	221

Total restructuring, acquisition and other	90	331	232	386

The Shaw Transaction-related costs in 2023 and 2024 consisted of incremental costs supporting acquisition (in 2023) and integration activities (in 2023 and 2024) related to the Shaw Transaction. In the second quarter of 2023, these costs primarily reflected closing-related fees, the Shaw Transaction-related employee retention program, and the cost of the tangible benefits package related to the broadcasting portion of the Shaw Transaction.

The restructuring and other costs in 2023 and 2024 were primarily severance and other departure-related costs associated with the targeted restructuring of our employee base, which also included costs associated with voluntary departure programs in 2024. These costs also included costs related to real estate rationalization programs.

Rogers Communications Inc.	12	Second Quarter 2024

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2024	2023	% Chg	2024	2023	% Chg

Total interest on borrowings [1]	512	522	(2)	1,020	915	11
Interest earned on restricted cash and cash equivalents	—	(3)	(100)	—	(149)	(100)

Interest on borrowings, net	512	519	(1)	1,020	766	33
Interest on lease liabilities	34	27	26	69	50	38
Interest on post-employment benefits	—	(5)	(100)	(2)	(7)	(71)
Loss (gain) on foreign exchange	30	(141)	n/m	139	(127)	n/m
Change in fair value of derivative instruments	(24)	144	n/m	(122)	133	n/m
Capitalized interest	(10)	(9)	11	(22)	(17)	29
Deferred transaction costs and other	34	48	(29)	74	81	(9)

Total finance costs	576	583	(1)	1,156	879	32
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings, net
The 33% increase in net interest on borrowings year to date was primarily a result of:
•a reduction in interest earned on restricted cash and cash equivalents, as we used these funds to partially fund the Shaw Transaction on April 3, 2023; and
•interest expense associated with the long-term debt assumed through the Shaw Transaction; partially offset by
•the repayment at maturity of senior notes in March 2023, October 2023, November 2023, January 2024, and March 2024 at different underlying interest rates; and
•lower interest expense associated with refinancing a significant portion of the borrowings under our term loan facility with senior notes issued in September 2023 and February 2024.

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2024	2023	2024	2023

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	528	136	863	832
Computed income tax expense	138	36	226	218
Increase (decrease) in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(4)	(3)	(10)	3
Non-deductible (taxable) portion of equity losses (income)	1	—	1	(4)
Non-taxable income from security investments	—	(3)	—	(6)
Revaluation of deferred tax balances due to rate change	—	(3)	—	(3)
Other items	(1)	—	(4)	4

Total income tax expense	134	27	213	212

Effective income tax rate	25.4%	19.9%	24.7%	25.5%
Cash income taxes paid	158	125	232	275

Cash income taxes paid increased this quarter and decreased year to date due to the timing of installment payments.

Rogers Communications Inc.	13	Second Quarter 2024

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Net income	394	109	n/m	650	620	5
Basic earnings per share	$0.74	$0.21	n/m	$1.22	$1.20	2
Diluted earnings per share	$0.73	$0.20	n/m	$1.20	$1.19	1

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2024	2023	% Chg	2024	2023	% Chg

Adjusted EBITDA	2,325	2,190	6	4,539	3,841	18
Deduct:
Depreciation and amortization [1]	916	906	1	1,823	1,537	19
Finance costs	576	583	(1)	1,156	879	32
Other income (expense)	(5)	(18)	(72)	3	(45)	n/m
Income tax expense [2]	215	175	23	394	373	6

Adjusted net income [1]	623	544	15	1,163	1,097	6

Adjusted basic earnings per share	$1.17	$1.03	14	$2.19	$2.12	3
Adjusted diluted earnings per share	$1.16	$1.02	14	$2.16	$2.11	2
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and six months ended June 30, 2024 of $220 million and $462 million (2023 - $252 million and $252 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Income tax expense excludes recoveries of $81 million and $181 million (2023 - recoveries of $148 million and $161 million) for the three and six months ended June 30, 2024 related to the income tax impact for adjusted items.

Rogers Communications Inc.	14	Second Quarter 2024

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2023 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2024	2023	2024	2023

Net income	394	109	650	620
Add:
Income tax expense	134	27	213	212
Finance costs	576	583	1,156	879
Depreciation and amortization	1,136	1,158	2,285	1,789
EBITDA	2,240	1,877	4,304	3,500
Add (deduct):
Other (income) expense	(5)	(18)	3	(45)
Restructuring, acquisition and other	90	331	232	386

Adjusted EBITDA	2,325	2,190	4,539	3,841

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at December 31
(In millions of dollars)	2023

Trailing 12-month adjusted EBITDA - 12 months ended December 31, 2023	8,581
Add (deduct):
Acquired Shaw business adjusted EBITDA - January 2023 to March 2023	514

Pro forma trailing 12-month adjusted EBITDA	9,095

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2024	2023	2024	2023

Net income	394	109	650	620
Add (deduct):
Restructuring, acquisition and other	90	331	232	386
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	220	252	462	252
Income tax impact of above items	(81)	(148)	(181)	(161)

Adjusted net income	623	544	1,163	1,097

Rogers Communications Inc.	15	Second Quarter 2024

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2024	2023	2024	2023

Cash provided by operating activities	1,472	1,635	2,652	2,088
Add (deduct):
Capital expenditures	(999)	(1,079)	(2,057)	(1,971)
Interest on borrowings, net and capitalized interest	(502)	(510)	(998)	(749)
Interest paid, net	474	489	1,029	812
Restructuring, acquisition and other	90	331	232	386
Program rights amortization	(23)	(26)	(39)	(44)
Change in net operating assets and liabilities	120	(261)	409	443
Other adjustments [1]	34	(103)	24	(119)

Free cash flow	666	476	1,252	846
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	16	Second Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023

Revenue	5,093	5,046	9,994	8,881

Operating expenses:
Operating costs	2,768	2,856	5,455	5,040
Depreciation and amortization	1,136	1,158	2,285	1,789
Restructuring, acquisition and other	90	331	232	386
Finance costs	576	583	1,156	879
Other (income) expense	(5)	(18)	3	(45)

Income before income tax expense	528	136	863	832
Income tax expense	134	27	213	212

Net income for the period	394	109	650	620

Earnings per share:
Basic	$0.74	$0.21	$1.22	$1.20
Diluted	$0.73	$0.20	$1.20	$1.19

Rogers Communications Inc.	17	Second Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at June 30	As at December 31
	2024	2023

Assets
Current assets:
Cash and cash equivalents	451	800
Accounts receivable	4,853	4,996
Inventories	512	456
Current portion of contract assets	185	163
Other current assets	849	1,202
Current portion of derivative instruments	105	80
Assets held for sale	137	137
Total current assets	7,092	7,834

Property, plant and equipment	24,691	24,332
Intangible assets	18,098	17,896
Investments	605	598
Derivative instruments	821	571
Financing receivables	1,006	1,101
Other long-term assets	725	670
Goodwill	16,280	16,280

Total assets	69,318	69,282

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	3,039	1,750
Accounts payable and accrued liabilities	3,631	4,221
Other current liabilities	358	434
Contract liabilities	749	773
Current portion of long-term debt	2,619	1,100
Current portion of lease liabilities	560	504
Total current liabilities	10,956	8,782

Provisions	62	54
Long-term debt	37,966	39,755
Lease liabilities	2,159	2,089
Other long-term liabilities	1,361	1,783
Deferred tax liabilities	6,197	6,379
Total liabilities	58,701	58,842

Shareholders' equity	10,617	10,440

Total liabilities and shareholders' equity	69,318	69,282

Rogers Communications Inc.	18	Second Quarter 2024

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Operating activities:
Net income for the period	394	109	650	620
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,136	1,158	2,285	1,789
Program rights amortization	23	26	39	44
Finance costs	576	583	1,156	879
Income tax expense	134	27	213	212
Post-employment benefits contributions, net of expense	20	6	35	4
Income from associates and joint ventures	—	(6)	(1)	(20)
Other	(59)	85	(55)	90
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,224	1,988	4,322	3,618
Change in net operating assets and liabilities	(120)	261	(409)	(443)
Income taxes paid	(158)	(125)	(232)	(275)
Interest paid	(474)	(489)	(1,029)	(812)

Cash provided by operating activities	1,472	1,635	2,652	2,088

Investing activities:
Capital expenditures	(999)	(1,079)	(2,057)	(1,971)
Additions to program rights	(10)	(12)	(23)	(37)
Changes in non-cash working capital related to capital expenditures and intangible assets	(48)	9	39	(29)
Acquisitions and other strategic transactions, net of cash acquired	(380)	(17,001)	(475)	(17,001)
Other	(1)	3	12	12

Cash used in investing activities	(1,438)	(18,080)	(2,504)	(19,026)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(43)	(1,931)	1,261	(589)
Net (repayment) issuance of long-term debt	(18)	5,788	(1,126)	5,400
Net proceeds (payments) on settlement of debt derivatives and forward contracts	24	(106)	22	121
Transaction costs incurred	(4)	(1)	(46)	(265)
Principal payments of lease liabilities	(119)	(84)	(231)	(165)
Dividends paid	(182)	(252)	(372)	(505)
Other	(5)	—	(5)	—

Cash (used in) provided by financing activities	(347)	3,414	(497)	3,997

Change in cash and cash equivalents and restricted cash and cash equivalents	(313)	(13,031)	(349)	(12,941)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	764	13,390	800	13,300

Cash and cash equivalents and restricted cash and cash equivalents, end of period	451	359	451	359

Rogers Communications Inc.	19	Second Quarter 2024

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2023 Annual MD&A.

Rogers Communications Inc.	20	Second Quarter 2024

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2023 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada's communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Sarah Schmidt
647.435.6470	647.643.6397
paul.carpino@rci.rogers.com	sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2024 results teleconference with the investment community will be held on:
•July 24, 2024
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	21	Second Quarter 2024